Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following communication is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

Upjohn Announces Pricing of Senior Notes in Connection with the Proposed Combination of Mylan and Upjohn

June 18, 2020 – Upjohn Inc. (“Newco”), a wholly-owned subsidiary of Pfizer Inc. (“Pfizer”) (NYSE: PFE), Upjohn Finance B.V. (“Finco”), a wholly-owned subsidiary of Newco, Pfizer and Mylan N.V. (“Mylan”) (Nasdaq: MYL) today announced the pricing of a private offering of $7.45 billion aggregate principal amount of Newco’s senior, U.S. dollar-denominated notes (collectively, the “U.S. Dollar Notes”) and a private offering of €3.60 billion aggregate principal amount of Finco’s senior, euro-denominated notes (collectively, the “Euro Notes” and, together with the U.S. Dollar Notes, the “Notes”), comprised of:

•	$1,000 million aggregate principal amount of 1.125% senior notes due 2022;

•	$750 million aggregate principal amount of 1.650% senior notes due 2025;

•	$750 million aggregate principal amount of 2.300% senior notes due 2027;

•	$1,450 million aggregate principal amount of 2.700% senior notes due 2030;

•	$1,500 million aggregate principal amount of 3.850% senior notes due 2040;

•	$2,000 million aggregate principal amount of 4.000% senior notes due 2050;

•	€750 million aggregate principal amount of 0.816% senior notes due 2022;

•	€750 million aggregate principal amount of 1.023% senior notes due 2024;

•	€850 million aggregate principal amount of 1.362% senior notes due 2027; and

•	€1,250 million aggregate principal amount of 1.908% senior notes due 2032.

Subject to customary closing conditions, the sales of the U.S. Dollar Notes are expected to close on or about June 22, 2020 and the sales of the Euro Notes are expected to close on or about June 23, 2020. Upon completion of each offering of Notes, the commitments under Newco’s previously announced Bridge Loan Facility Commitment Letter dated as of July 29, 2019 will be automatically reduced in an amount equal to the aggregate net proceeds from such offering of Notes.

The Notes are being offered in connection with the previously announced proposed combination (the “Combination”) of Pfizer’s global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”) and Mylan. Prior to the Combination, Pfizer will contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from the remainder of Pfizer’s businesses (the “Separation”), and Pfizer will distribute to its stockholders all of the issued and outstanding shares of Newco’s common stock held by Pfizer (the “Distribution”). In connection with the Separation, and as partial consideration for Pfizer’s contribution of the Upjohn Business to Newco, Newco will make a cash payment of $12 billion to Pfizer. Newco intends to use the net proceeds from the offerings of the Notes, together with the net proceeds from other previously announced financing transactions, to fund in full that $12 billion cash payment to Pfizer and related transaction fees and expenses.

The U.S. Dollar Notes will be senior unsecured obligations of Newco. The U.S. Dollar Notes will initially be guaranteed on a senior unsecured basis by Pfizer. The guarantee by Pfizer will be automatically and unconditionally terminated and released without the consent of holders upon the consummation of the Distribution. Upon the consummation of the Combination, the Mylan entities (which will be subsidiaries of Newco following the Combination) that are issuers or guarantors of the outstanding senior unsecured notes issued by Mylan or Mylan Inc. (such notes, the “Mylan Notes” and, such issuers and guarantors, the “Mylan Guarantors”) will become guarantors of the U.S. Dollar Notes, substantially concurrently with Newco becoming a guarantor of the Mylan Notes.

The Euro Notes will be senior unsecured obligations of Finco. The Euro Notes will be guaranteed on a senior unsecured basis by Newco and will initially be guaranteed on a senior unsecured basis by Pfizer. The guarantee by Pfizer will be automatically and unconditionally terminated and released without the consent of holders upon the consummation of the Distribution. Upon the consummation of the Combination, the Mylan Guarantors will become guarantors of the Euro Notes, substantially concurrently with Newco becoming a guarantor of the Mylan Notes.

The U.S. Dollar Notes are being offered in the United States only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. The U.S. Dollar Notes have not been registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

The Euro Notes are being offered only to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. The Euro Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“U.K.”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or the U.K. has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or the U.K. may be unlawful under the PRIIPs Regulation. This news release does not constitute an advertisement for the purposes of Regulation (EU) 2017/1129.

This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the U.S. Dollar Notes or the Euro Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a portfolio of more than 7,500 marketed products around the world, including antiretroviral therapies on which approximately 40% of people being treated for HIV/AIDS globally depend. We market our products in more than 165 countries and territories. We are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our approximately 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time.

About Upjohn

With over 130 years of experience in improving patient lives, Pfizer Upjohn seeks to leverage our portfolio, global experience and expertise to become the trusted partner of choice for all stakeholders committed to improving patient health. We focus on relieving the burden of non-communicable diseases with trusted, quality medicines for every patient, everywhere, with the goal of treating 225 million new patients by 2025. Upjohn brings together 20 of the industry’s most trusted brands — products such as Lipitor®, Norvasc®, Lyrica® and Viagra® — with world-class medical, manufacturing and commercial expertise in more than 120 countries. Upjohn’s network of approximately 11,500 colleagues works together to be fast, focused and flexible to ensure that patients around the world access the healthcare they need.

Pfizer Inc.: Breakthroughs that change patients’ lives®

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us.

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Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the offerings of the U.S. Dollar Notes and the Euro Notes and about other permanent financing transactions (including statements regarding the terms thereof, the closing date thereof or the use of proceeds therefrom), the proposed combination of Newco and Mylan, which will immediately follow the proposed separation of the Upjohn Business from Pfizer (the “proposed combination”), the expected timetable for completing the proposed combination, the benefits and synergies of the proposed combination, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed combination; changes in relevant tax and other laws; the parties’ ability to consummate the proposed combination; the conditions to the completion of the proposed combination, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed combination not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis; the integration of Mylan and the Upjohn Business being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed combination within the expected time frames or at all or to successfully integrate Mylan and the Upjohn Business; customer loss and business disruption being greater than expected following the proposed combination; the retention of key employees being more difficult following the proposed combination; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and

Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Mylan’s and Newco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed combination are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (the “Form 10”), which has been filed by Newco with the SEC on June 12, 2020 and has not yet been declared effective, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the proposed combination except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed combination, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed combination. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to Pfizer stockholders relating to the proposed combination. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED COMBINATION. The documents relating to the proposed combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed combination under the rules of the SEC. Information about the directors and executive officers of Newco following the completion of the proposed combination may be found in the Form 10, the Form S-4, the Proxy Statement and the Prospectus, and Pfizer’s Current Report on Form 8-K filed with the SEC on February 28, 2020. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020, as supplemented by its supplement to the proxy statement filed with the SEC on April 7, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020, and its definitive proxy statement relating to its 2020 Annual General Meeting filed with the SEC on June 8, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

Contacts

Media Relations:

Christine Waller +1 (724) 514-1968

Christine.Waller@mylan.com

Amy Rose

+1 (212) 733-7410

Amy.rose@pfizer.com

Investor Relations:

Melissa Trombetta +1 (724) 514-1813

Melissa.Trombetta@mylan.com

Chuck Triano

+1 (212) 733-3901

Charles.E.Triano@pfizer.com